Filed by The Growth for Good Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Growth for Good Acquisition Corporation

Commission File No.: 001-41149

ZeroNox Announces Nomination of Colleen Birdnow Brown to

Board of Directors of Combined Company upon Closing of Business

Combination with Growth for Good

Porterville, CA, June 12, 2023 07:00 AM Eastern Daylight Time – Zero Nox Inc. (“ZeroNox” or the “Company”), a leading provider of sustainable, off-highway vehicle electrification, announced today that, upon the closing of Zeronox’s proposed business combination with The Growth for Good Acquisition Corporation (NASDAQ: GFGD) (“Growth for Good”), a publicly traded special purpose acquisition company, Colleen B. Brown is expected to serve on the Board of Directors of the combined company. Ms. Brown brings extensive board leadership and executive experience in strategic planning, operations, finance and technology.

Since July 2014, Ms. Brown has been serving on the board of directors of TrueBlue, Inc. (“TrueBlue”), a specialized workforce solutions provider, and served as chair of the Innovation and Technology Committee from 2017 to 2022. She also serves as a director of publicly traded companies like Spark Networks SE and Big 5 Sporting Goods Corporation, the privately held Port Blakely, and the venture capital firm - SpringRock Ventures. Ms. Brown was a former Director, President, and Chief Executive Officer of Fisher Communications, a public multimedia and technology company. Her extensive board experience also includes serving as the Chair of the board of directors of American Apparel, as well as holding director positions at CareerBuilder and Classified Ventures.

Ms. Brown’s exceptional contributions as a director have been acknowledged by the National Association of Corporate Directors (NACD), which named her Director of the Year for the Pacific Northwest and selected her as a Top 100 Corporate Director for the United States. Women's Inc Magazine also recognized her as the "Most Influential Director" in 2020.

Ms. Brown is a distinguished Henry Crown Fellow and a member of the Aspen Global Leadership Network at the Aspen Institute. She also holds a cyber certificate from Carnegie Mellon. Beyond her professional achievements, Ms. Brown has actively engaged in community activities, supporting organizations such as the Washington Roundtable, a nonprofit public policy organization representing major private sector employers throughout Washington State, and the United Way of King County.

Vonn Christenson, Co-founder and Chief Executive officer, said, “Colleen’s expansive public company and board leadership experience will be incredibly valuable for ZeroNox, as the Company prepares to enter the public capital markets. We welcome Colleen to the Board of Directors, and are confident that our board and management team will benefit from Colleen’s guidance and cross-industry expertise. We are excited to work with her and look forward to our partnership and future success.”

Upon the closing of the business combination with Growth for Good, Ms. Brown is expected to serve as the lead independent director on the combined company’s Board of Directors. This appointment fills the seventh slot, designated mutually by ZeroNox and Growth for Good. The six other board members nominated to serve on the combined company’s Board of Directors upon the consummation of the business combination are Rahul Kakar, Dana Barsky, Vonn Christenson, Robert Cruess, Kelley Ivancovich and Eugene Arthur Cuelho, Jr. Vonn Christenson is expected to continue to serve as Chairman of the Board of Directors.

As previously announced, Growth for Good signed a definitive business combination agreement with ZeroNox. Completion of the transaction is subject to approval by Growth for Good’s shareholders and other customary closing conditions.

About Growth for Good

Growth for Good, led by CEO Yana Watson Kakar, Chairperson of the Board of Directors, Vikram Gandhi, CFO Rahul Kakar and board member Dana Barsky, focuses on sustainable, socially responsible companies with strong business fundamentals, high growth potential and a readiness to scale in the public markets. Our team of highly reputable sustainability investors and seasoned business operators seek to add strategic and operational as well as financial value to our merger partner. Growth for Good believes the market opportunity for sustainable companies has never been stronger and looks forward to supporting a company that will contribute to the decarbonization of the global economy.

For more information, visit: https://www.g4ginvestment.com and https://www.linkedin.com/company/growth-for-good-acquisition-corp/

The information contained on, or accessible through, Growth for Good’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

About ZeroNox

ZeroNox is leading the electrification of off-highway commercial and industrial vehicles, with best-in- class LFP batteries and an electric powertrain platform (“ZEPP”) that is cleaner, high performing, and cost effective. As a first mover in the advanced off-highway electric vehicle (OHEV) powertrain market, ZeroNox is proudly designed and engineered in America, with offices in Porterville, California.

For more information, visit: https://www.zeronox.com and https://www.linkedin.com/company/zeronox/

The information contained on, or accessible through, ZeroNox’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Growth for Good and ZeroNox. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Growth for Good ’s securities, (xiii) the risk that the transaction may not be completed by Growth for Good ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Growth for Good, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Growth for Good and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against Growth for Good related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of Growth for Good’s securities on a national securities exchange, (xx) the price of Growth for Good’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which Growth for Good plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting Growth for Good’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of economic downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Growth for Good’s registration on Form S-1 (File No. 333- 261369), the Registration Statement on Form S-4 discussed above and other documents filed by Growth for Good from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Growth for Good and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Growth for Good nor ZeroNox gives any assurance that either Growth for Good or ZeroNox or the combined company will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, Growth for Good filed the Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) on April 7, 2023, which includes a document that serves as a prospectus and a proxy statement of Growth for Good, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the Registration Statement and will be sent to all Growth for Good stockholders as of the applicable record date to be established. Growth for Good may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF GROWTH FOR GOOD ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by Growth for Good through the website maintained by the SEC at www.sec.gov. The documents filed by Growth for Good with the SEC also may be obtained by contacting Growth for Good at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in Solicitation

Growth for Good and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Growth for Good’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain a free copy of these documents as described in the preceding paragraph.

Contacts

ZeroNox

For Media:
ZeroNoxPR@icrinc.com

For Investors:
ZeroNoxIR@icrinc.com